

April 15, 2022

Alessandra Daigneault, Esq.
General Counsel and Secretary
NRX Pharmaceuticals, Inc.
1201 North Market Street, Suite 111
Wilmington, Delaware 19801

> **Re: NRX Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 8, 2022**
> **File No. 333-264201**

Dear Ms. Daigneault:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexander Lloyd, Esq.